Cypress Energy Partners, L.P.

5727 S. Lewis Ave., Suite 500

Tulsa, Oklahoma 74105

January 10, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall
Karina V. Dorin
Division of Corporation Finance

	Re:	Cypress Energy Partners, L.P.
Registration Statement on Form S-1
File No. 333-192328

Ladies and Gentlemen:

On behalf of Cypress Energy Partners, L.P. (the “Partnership”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on January 14, 2014, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cypress Energy Partners, L.P.

By:	/s/ G. Les Austin
G. Les Austin
Vice President and Chief Financial Officer

Cc:	Peter C. Boylan III
Cypress Energy Partners, L.P.

Ryan J. Maierson
Latham & Watkins LLP

Joshua Davidson
Baker Botts L.L.P.